Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1            Identity of Company

1.1                  Name and Address of Company

                        Registered Address:

                        Brookfield Renewable Partners L.P.

                        73 Front Street, 5th Floor,

                        Hamilton, HM 12, Bermuda

                        Facsimile: 441-296-4475

                        Principal Office in Canada:

                        Brookfield Renewable Partners L.P.

                        181 Bay Street, Suite 330

                        Toronto, ON M5J 2T3

                        Facsimile: 416-956-2856

1.2                  Executive Officer

Nicholas Goodman
Chief Financial Officer of our service provider, BRP Energy Group L.P.
Telephone: 416-369-2546

Item 2            Details of Acquisition

2.1                  Nature of Business Acquired

All dollar amounts in this Business Acquisition Report are in U.S. dollars unless otherwise noted.

On January 22, 2016, Brookfield Renewable Partners L.P. (“Brookfield Renewable”) and its institutional partners (collectively, the “consortium”) acquired 1,570,490,767 common shares of Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Initial Investment”), representing a 57.6% interest in Isagen.  Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers for the remaining 42.4% interest in Isagen owned by public shareholders at the same price per share paid by the consortium for its 57.6% controlling interest. On the Acquisition Date (as defined below), the consortium completed the first mandatory tender offer (the “First MTO”), pursuant to which a  total of 708,817,674 common shares (the “First

MTO Shares”) were acquired by the consortium. The First MTO Shares, when combined with the Initial Investment represent ownership of approximately 83.6% of Isagen by the consortium.

Upon closing of the First MTO, Brookfield Renewable’s aggregate investment was approximately $732 million (exceeding the previously reported amount of $625 million), equivalent to an approximate 25% economic interest in Isagen.

2.2                  Acquisition Date

May 13, 2016 (the “Acquisition Date”)

2.3                  Consideration

The First MTO Shares were acquired on the Acquisition Date by the consortium at a purchase price of 4,130 Colombian pesos (“COP”) per share for total consideration of COP 2,927 billion (approximately $929 million). Brookfield Renewable’s investment in connection with the First MTO was $507 million, with the remaining $422 million being financed by Brookfield Renewable’s non-controlling interests.

In January 2016, Brookfield Renewable secured, independently of its institutional partners, a one-year, $500 million, non-revolving acquisition facility, the terms of which are consistent with the terms of Brookfield Renewable’s credit facilities (the “Brookfield Renewable Acquisition Facility”). Interest was payable on the Brookfield Renewable Acquisition Facility at a rate of London Interbank Offered Rate plus a margin of 120 basis points. Brookfield Renewable funded its approximate 25% economic interest in Isagen by drawing $496 million against the Brookfield Renewable Acquisition Facility and utilizing $236 million of other available liquidity. As of June 10, 2016, the Brookfield Renewable Acquisition Facility had beenrepaid in full.

A summary of the financing for the Initial Investment and First MTO is as follows:

	Initial Investment	First MTO	Total
(DOLLAR MILLIONS)	57.6%(1)	26.0%(2)	83.6%
Non-recourse borrowings	$ 510	$ -	$ 510
Non-controlling interests	1,244	422	1,666
Brookfield Renewable	225	507	732
	$ 1,979	$ 929	$ 2,908

(1)     Gross consideration of $1,979 million represents: acquisition of a 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million). The exchange rate used for this column was $1 = COP 3,368.

(2)     U.S. dollar amounts in this column are based on an exchange rate of $1 = COP 3,151.

2.4                  Effect on Financial Position

The estimated effect of the Initial Investment and First MTO on Brookfield Renewable’s financial position is outlined in the unaudited pro forma financial statements of Brookfield Renewable included in Schedule A to this Report. The pro forma adjustments made are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated and combined financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated and combined financial statements and such adjustments may be material.

2.5                  Prior Valuations

The consideration paid by the consortium in connection with the Initial Investment and First MTO was the reserve price of COP 4,130 per share that was set by the Colombian government for the purpose of its auction of its interest in Isagen. The Colombian government retained two investment banks to perform a valuation of the Isagen shares in order to set the reserve price. In addition, the Colombian government received a fairness opinion to support the reserve price. Brookfield Renewable was not provided with a copy of the valuation or the fairness opinion. No other valuation was obtained within the last 12 months by Brookfield Renewable or Brookfield Renewable’s affiliates or, to Brookfield Renewable’s knowledge, Isagen.

2.6                  Parties to Transaction

Not Applicable

2.7                  Date of Report

July 25, 2016

Item 3            Financial Statements and Other Information

The separate audited financial statements of Isagen as at December 31, 2015, 2014 and 2013 for the years ended December 31, 2015, 2014 and 2013 are incorporated by reference herein. The foregoing financial statements were included in Brookfield Renewable’s business acquisition report dated April 11, 2016 filed in connection with the Initial Investment and are available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Brookfield Renewable is relying on such statements pursuant to the exemption in section 8.4(4) of National Instrument 51-102 – Continuous Disclosure Obligations, which allows reliance on earlier financial statements when certain conditions have been met.

The unaudited pro forma consolidated and combined financial statements of Brookfield Renewable and Isagen as at and for the year ended December 31, 2015 are attached as Schedule A to this Report and included as part of this Report.

Schedule A